SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
02/22/13


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management,
Phillip Goldstein, Andrew Dakos, Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,401,037

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
1,401,037
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,401,037

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
35.31

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #16 to the schedule 13d filed January 13, 2012. Except as specifically set forth herein, the Schedule 13d remains unmodified.




ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the DEF14A filed on January 9, 2013 there were 3,968,124 shares of common stock outstanding as of 12/31/2012.

Phillip Goldstein, Andrew Dakos and Steven Samuels own Brooklyn Capital Management, LLC (BCM), a registered investment advisor. As of February 25, 2013, BCM is deemed to be the beneficial owner of 1,401,037 shares of DHFT (representing 35.31% of DHFT's outstanding shares) solely by virtue of BCM's power to direct the vote of, and dispose of, these shares. These 1,401,037 shares of DHFT include 903,580 shares (representing 22.77% of DHFT's outstanding shares) that are beneficially owned by the following entities over which Messrs. Goldstein, Dakos and Mr. Samuels exercise control:
Opportunity Partners LP, Calapasas West Partners, LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, Opportunity Income Plus, LP, and MCM Opportunity Partners, LP (collectively, Bulldog Investors). Bulldog Investors may be deemed to constitute a group. All other shares included in the aforementioned 1,401,037 shares of DHFT beneficially owned by BCM (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of BCM who are not members of any group. The total number of these "non-group" shares is 497,457 shares (representing 12.54% of DHFT's outstanding shares).


c) Since the last filing on 2/21/13 the following shares were purchased:

Date:		        Shares:		Price:
02/22/13		46,800		12.8358
02/22/13		1,800		12.8000
02/25/13		200		12.7500



d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 02/26/2013

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

By: /S/ Steven Samuels
Name:   Steven Samuels